 Eyegate Pharmaceuticals, Inc.

271 Waverley Oaks Road

Suite 108

Waltham, MA 02452

July 7, 2014

VIA EDGAR

United States Securities and Exchange Commission

Divison of Corporate Finance

Washington, DC 20549

Re:	Eyegate Pharmaceuticals, Inc. Draft Registration Statement on Form S-1 Submitted May 14, 2014 CIK No. 0001372514

Ladies and Gentlemen:

This letter (this “Letter”) is sent on behalf of Eyegate Pharmaceuticals, Inc., a Delaware corporation (CIK No. 0001372514) (the “Company”) in response to the comments (each, a “Comment”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter (the “Comment Letter”), dated June 12, 2014, from Jeffrey P. Riedler, Assistant Director of the SEC, regarding the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the SEC on May 14, 2014 (the “Registration Statement”).

Set forth below are responses to the numbered Comments contained in the Comment Letter. For your convenience, each response of the Company (each a “Response”) follows the sequentially numbered Comment copied from the Comment Letter.

General

1.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response of the Company:

The Company acknowledges the Staff’s Comment and will file all exhibits as soon as practicable.

2.	Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

1

Response of the Company:

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that it does not currently intend to include any graphic, visual or photographic material in the prospectus other that the Company’s logo which currently appears on the cover page of the Registration Statement and the other graphics and photographic materials that are presently included in the Registration Statement. If, following the date of this Letter, the Company determines to include additional graphic, visual or photographic material in the prospectus, it will provide proofs to the Staff prior to use.

3.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response of the Company:

The Company acknowledges the Staff’s Comment and as of the date of this Letter, the Company has not relied upon the procedures available to emerging growth companies under Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company will furnish any such material to the Staff in connection with future correspondence, if the Company relies upon such section to provide material to qualified institutional buyers or institutional accredited investors.

To date, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. The Company will supplementally provide the Staff with any such research reports should any be published or distributed in reliance on Section 2(a)(3) of the Securities Act.

4.	Comments to your application for confidential treatment will be delivered under separate cover.

Response of the Company:

The Company acknowledges the Staff’s Comment.

5.	Please revise your disclosure to define:
•	iontophoresis;
•	macular edema; and
•	allergic conjunctivitis.

Response of the Company:

The Company has revised its disclosure on page 1 to define iontophoresis, macular edema, and allergic conjunctivitis.

2

Risks Related to our Business, page 3

6.	Please expand the disclosure for the fifth bullet to state that the Phase 3 trial for anterior uveitis did not demonstrate statistically significant non-inferiority and disclose the control used in the trial.

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised its disclosure in the fifth bullet on page 3 to state that the Phase 3 trial for anterior uveitis did not demonstrate statistically significant non-inferiority and has disclosed the control used in such trial.

Risk Factors

7.	We note on page 15 you state that the FDA may not find the confirmatory Phase 3 clinical trial to be an acceptable means of meeting the requirements for marketing approval. In a separate risk factor, please address challenges involved in non-inferiority studies including the use of your selected active concurrent control and assay sensitivity.

Response of the Company:

The Company acknowledges the Staff’s Comment and has added a separate risk factor addressing challenges involved in non-inferiority studies including the use of selected active concurrent control and assay sensitivity on page 16.

If clinical trials of the EGP-437 Combination Product . . ., page 15

8.	We note on page 15 that you are initiating your planned confirmatory Phase 3 clinical trial without waiting for comments from the FDA. Please clarify whether you have now received comments or correspondence and, if applicable, expand your disclosure to include the substance of any such correspondence or discussions between you and the FDA regarding your first Phase 3 trial of EGP-437.

Response of the Company:

The Company acknowledges Staff’s Comment and has revised the disclosure on pages 15-16 to clarify that the Company has not yet submitted the protocols for its second planned Phase 3 clinical trial or separate safety trial to the FDA.

If we fail to comply with our obligations in our intellectual property licenses . . ., page 28

9.	Please expand your disclosure to discuss the specific risk related to your failure to pay the minimum royalty to the University of Miami.

3

Response of the Company:

The Company acknowledges the Staff’s Comment and hereby advises the Staff that on July 7, 2014 it entered into an amendment to the license agreement with the University of Miami to eliminate the minimum royalty obligations. Such amendment has been described on page 79 and included as Exhibit 10.11. In light of this amendment, the related risk no longer exists.

Use of Proceeds, page 44

10.	We note that you state that you cannot specify with certainty all of the particular uses for the net proceeds from your offering. However, if the company has specific purposes in mind for the use of proceeds, Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each such purpose. This is required even if, as you state, management will have broad discretion in allocating the proceeds and that the amount and timing of your actual expenditures may vary significantly from your expectations depending on numerous factors. Please amend your disclosure to include the estimated amount of proceeds you plan to allocate for general research and development activities, each of your planned clinical trials of EGP-437 Combination Product, and for working capital and other general corporate purposes. Additionally, please expand your disclosure to state the extent of completion for each of your planned EGP-437 clinical trials that you expect to reach using the allocated proceeds.

Response of the Company:

The Company acknowledges the Staff’s Comment and has amended its disclosure on page 43 to include the estimated amount of proceeds it plans to allocate for general research and development activities, each of its planned clinical trials of the EGP-437 Combination Product, and for working capital and other general corporate purposes. Additionally, the Company has expanded its disclosure on page 43 to state the extent of completion for each of its planned EGP-437 clinical trials that it expects to reach using the allocated proceeds.

Capitalization, page 46

11.	We note you have included balance sheet data such as cash and cash equivalents, total current assets and total assets in the capitalization table. Please remove these line items and include only the relevant items in your total capitalization.

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised the capitalization table on pages 45-46, to include only the relevant items in the total capitalization.

12.	You disclose that the convertible promissory notes due to shareholders will be adjusted to zero in the pro forma presentation. Please revise your pro forma disclosure to explain the nature of this adjustment here and in the summary financial data section.

4

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised its pro forma disclosure to explain the nature of this adjustment on pages 45-46 and in the selected financial data section on page 49.

13.	Explain to us why it is appropriate to give pro forma effect of the exercise of warrants to purchase various classes of preferred and common stock within the pro forma column. Also explain why the exercises are factually supportable in your response.

Response of the Company:

The Company acknowledges the Staff’s Comment and has included the pro forma effects of the exercise of certain warrants into the various classes of preferred and common stock within the pro forma column as these warrants have conversion features that are triggered in the event of a sale, assignment, transfer, or other disposition (whether effected through a merger, consolidation, sale of securities, initial public offering, or otherwise), as the holder will be given written notice of at least five to ten days prior to the transaction to exercise the warrants. If such holder fails to exercise their respective warrants, they will automatically be cancelled upon a closing of such event. The Company has determined that the holders are likely to exercise the warrants and has accordingly included these warrants in the pro forma table.

14.	Please revise the footnotes to the capitalization table to be consistent with the footnote reference for each column. For example footnote 2 should be changed to footnote 3 to describe the pro forma as adjusted presentation and also include a new footnote 2 for the pro forma column.

Response of the Company:

The Company acknowledges the Staff’s Comment and has removed the footnotes to the capitalization table on page 46, as the footnotes were repetitive of the disclosure included in the lead paragraph to the capitalization table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 56

15.	You disclose that you must allocate your next loss between the controlling and non-controlling interest in your statement of operations. However, the table that summarizes your results of operations shows net income attributable to non-controlling interest. Please explain to us how non-controlling interest are allocated net income in light of your development stage.

Response of the Company:

The Company acknowledges the Staff’s Comment and has amended its disclosure to further describe how it allocates net income (loss) attributable to non-controlling interest.

5

EyeGate Pharma S.A.S., the Company’s French subsidiary (the “Subsidiary”), generated net income for the years ended December 31, 2013 and 2012, primarily from interest income on intercompany advances. As described in the footnotes to the financial statements on page F-13 Note 2 Basis of Presentation and Principles of Consolidation, the Company records the interest in the earnings or loss of the Subsidiary not attributable to the Company as net income (loss) attributable to non–controlling interests in the consolidated statements of operations and comprehensive loss.

Off-Balance Sheet Arrangements, page 59

16.	Please update your disclosure to clarify that you do not have any off-balance sheet arrangements. Alternatively, please include any material off-balance sheet arrangements

Response of the Company:

The Company acknowledges Staff’s Comment and has updated its disclosure on page 59 to clarify that the Company does not have any material off-balance sheet arrangements.

Business, page 60

17.	Please amend your disclosure to describe the INDs submitted for EGP-437 by indication and disclose when these INDs were filed and by whom. If no INDs were filed, please disclose why INDs were not required.

Response of the Company:

The Company acknowledges Staff’s Comment and has amended the disclosure on page 67 to describe the INDs submitted for EGP-437 by indication and has disclosed when these INDs were filed and by whom.

18.	We note on page 60 that the company is developing EGP-437 under the 505(b)(2) New Drug Application regulatory pathway. We also note that the Phase 3 non-inferiority study relied on prednisolone acetate ophthalmic suspension administered in the form of eye drops as a control. Please expand your disclosure to explain your decision to rely on the 505(b)(2) New Drug Application regulatory pathway, and your selection of prednisolone acetate ophthalmic suspension as your control.

Response of the Company:

The Company acknowledges the Staff’s Comment and has expanded its disclosure on page 60 to explain its decision to rely on the 505(b)(2) New Drug Application regulatory pathway, and its selection of prednisolone acetate ophthalmic suspension as its control.

19.	We note in the pipeline table on pages 2 and 61 that the status for the indications of macular edema and allergic conjunctivitis are labeled as “No clinical trials.” Please revise your disclosure to state the pre-clinical trials that you have either started or completed similar to the status for EGP-Back-of-the-eye for the Wet AMD indication. Alternatively, if you have not yet started to investigate these two indications, please remove them from your pipeline table.

6

Response of the Company:

The Company acknowledges the Staff’s Comment and has removed the macular edema and allergic conjunctivitis indications from the pipeline table.

20.	We note in the pipeline table on pages 2 and 61 that EGP-Back-of-the-eye has demonstrated in vivo delivery of multiple therapeutic classes. We also note on page 66 that you are seeking suitable drug candidates to develop and address Wet AMD. Please clarify whether any drug molecules have actually been identified for EGP-Back-of-the-eye Program. If no molecules have been identified, please eliminate this program from the pipeline table on page 61.

Response of the Company:

The Company acknowledges the Staff’s Comment and confirms that no molecules have been identified and has eliminated this program from the pipeline table on page 61.

Expand use of our EGP-437 Combination Product for Additional Ocular Indications, page 61

21.	We note on page 61 that you are evaluating additional ocular indications besides anterior uveitis, and expect to have top-line data from at least one Phase 2 proof-of-concept study by the end of 2015. We also note in your pipeline table on pages 2 and 61 that you have as a near-term milestone the plan to assess and initiate Phase 2 proof of concept trials for dry eye and cataract surgery. However, your pipeline table also states that you have completed a Phase 3 dry eye trial and a Phase 2 cataract surgery trial, and you state on page 66 that you considered two trials for dry eye when setting the dosage for the Phase 3 non-infectious anterior uveitis trial. Please revise your disclosure to clarify your plans for a future Phase 2 proof-of-concept study with regard to dry eye or cataract surgery. Additionally, to the extent that you have plans to continue studying these two indications, please update your disclosure to explain these two indications and the results from your latest trials. Alternatively, if you no longer plan to pursue these two indications, please remove these two indications from your pipeline table, provide an explanation for why you are no longer pursuing these two indications, and, if applicable, provide any material results from your trials that you considered in your decision.

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised its disclosure in the Business section to clarify the Company’s studies with regard to dry eye and cataract surgery. Additionally, the Company has updated its disclosure to explain these two indications and the results from its latest trials.

7

Follow-on Product: Wet AMD, page 66

22.	We note that sales of Lucentis and Eylea for all indications totaled approximately $6.1 billion. Please clarify if either of these drugs is regularly used for other indications. Additionally, please state the size of the population that annually suffers from this disease similar to your disclosure on page 65.

Response of the Company:

The Company acknowledges the Staff’s Comment and has disclosed on page 67 the other indications Lucentis and Eylea are regularly used to treat and has provided additional disclosure relating to the size of the population that annually suffers from wet AMD.

Clinical Trial Results, page 66

23.	We note on page 51 that the current standard of care for treatment of non-infectious anterior uveitis suffers from a low level of patient compliance. Please expand your disclosure on page 66 and 67 to address the reasons for the difference in size of the ITT population and the PP population, and how you determined if patients complied with the treatment plan in your studies in which patients self-administered the treatment.

Response of the Company:

The Company acknowledges the Staff’s Comment and has expanded its disclosure on page 70 to address the reasons for the difference in size of the ITT population and the PP population, and added disclosure relating to how it determined if patients complied with the treatment plan in its studies in which patients self-administered the treatment.

24.	We note on page 67 that the results from the primary efficacy endpoint did not achieve statistical significance in the intent-to-treat population or per protocol populations. Please revise your disclosure on pages 62 and 66 to clarify that the Phase 3 trial did not demonstrate to a statistically significant level that two iontophoretic treatments of your EGP-437 Combination Product over a 4-week period achieved the same response rate as 154 drops PA.

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised its disclosure on page 75 to clarify that the Phase 3 trial did not demonstrate to a statistically significant level that two iontophoretic treatments of your EGP-437 Combination Product over a 4-week period achieved the same response rate as 154 drops PA.

8

25.	Please explain the meaning and significance of p-values the first time you refer to this statistic.

Response of the Company:

The Company acknowledges Staff’s Comment and has provided disclosure on page 69 explaining the meaning and significance of p-values.

26.	On page 67 and 68, please revise the disclosure to provide p-values and conclusions as to statistical significance of all secondary endpoints discussed. If no statistical analysis was performed please disclose that also.

Response of the Company:

The Company acknowledges Staff’s Comment and has revised the disclosure on page 70 to provide p-values and conclusions as to statistical significance of all secondary endpoints discussed, and on page 71 to disclose that no statistical analysis was performed.

Intellectual Property and Proprietary Rights, page 70

27.	We note on page 70 that you have patents covering EGP-437 in the U.S. We also note that you have patents in the U.S. and other countries that cover iontophoretic drug delivery devices. For each of the patents covering EGP-437 and the drug delivery devices, if you have filed or intend to file patents in any additional material jurisdiction other than the U.S., please expand your patent disclosure to discuss the patent applications and patents in these jurisdictions. In that regard, we note disclosure in your prospectus discussing the EU system and the market for your drug candidate in the EU, such as your disclosure on pages 26 and 66. Please amend your disclosure in this section to explain your actions related to your intellectual property in Europe. Alternatively, if you do not intend to pursue the commercialization of your products in Europe in reasonable proximity to pursuing commercialization in the U.S., please clarify throughout the prospectus and consider eliminating or modifying your disclosure regarding the EU system and market, as may be applicable.

Response of the Company:

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that, as it does not intend to pursue the commercialization of its products in Europe in reasonable proximity to pursuing commercialization in the U.S., it has removed disclosure throughout the prospectus regarding the EU system and market.

28.	We note on page 70 that you provide a patent expiration date for the U.S. patent covering EGP-437. Please provide any other material patent expiration dates by jurisdiction for each of EGP-437 or the drug delivery devices.

9

Response of the Company:

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that it does not believe the patent expiration dates in jurisdictions outside the U.S. to be material to its business at this time.

License Agreements, page 70

29.	We note that you have entered into an Amended and Restated License Agreement with the University of Miami. Please disclose the milestone payments paid to date and the aggregate potential future milestone payments.

Response of the Company:

The Company acknowledges the Staff’s Comment and respectfully notifies the Staff that it has sought confidential treatment of the amount of milestone payments to date and the potential future milestone payments under the license agreement as the Company believes public disclosure of the milestone payments paid to date and the aggregate potential future milestone payments would impair the value of the license agreement to the Company and would cause substantial harm to the Company’s competitive position.

30.	We note that you have not paid the minimum royalty payments to the University of Miami for each of January 2012, 2013, and 2014. Please disclose if you have not paid an annual license fee or any milestone payments, as applicable. Additionally, please expand your disclosure to include any communications between the registrant and the University of Miami regarding your payment obligations.

Response of the Company:

The Company acknowledges Staff’s Comment and has disclosed that it has paid all annual license fees and milestone payments to date. Additionally, the Company has added disclosure on page 79 regarding the amendment it entered into with the University of Miami to eliminate the minimum royalty obligations.

Board of Directors, page 81

31.	We note on page 83 that the composition of these committees will meet the criteria for independence. Please clarify that each director will meet the criteria for independence.

Response of the Company:

The Company acknowledges the Staff’s Comment and has clarified that each director appointed to a board committee will meet the requisite criteria for independence.

10

32.	Please include a table for your outstanding equity awards at fiscal year-end pursuant to Item 402(p) of Regulation S-K.

Response of the Company:

The Company acknowledges the Staff’s Comment and respectfully informs the Staff that the table of outstanding equity awards at fiscal year-end required pursuant to Item 402(p) of Regulation S-K appears on page 98.

Shares Eligible for Future Sale, page 109

33.	Once available, please file copies of each of the lock-up agreements.

Response of the Company:

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that the form of lock-up agreement described on page 118 will be filed as an exhibit to the Underwriting Agreement, which will be filed as Exhibit 1.1 in a pre-effective amendment submitted with respect to the Registration Statement.

34.	Please state the number of shares that are subject to a lock-up.

Response of the Company:

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that the Company will include in the Registration Statement the number of shares that are subject to a lock-up once such number is known.

Consolidated Financial Statements

Consolidated Statements of Convertible Preferred Stock Non-Controlling Interests and Stockholders’ Deficit, page F-6

35.	Please revise your financial statement to disclose the dollar amount per share of each issuance as required by ASC 915-215-45-1b.

Response of the Company:

The Company acknowledges the Staff’s Comment and has amended its disclosure to include the per share amounts as required under ASC 915-214-45-1b.

36.	Please explain to us how your presentation of non-controlling interests as temporary equity in the consolidated balance sheets complies with ASC 810-10-45-16 and why the part of the proceeds from issuing convertible preferred stock in 2006 through 2011 was allocated to non-controlling interests.

11

Response of the Company:

The Company acknowledges the Staff’s Comment.

ASC 810-10-45-16 requires non-controlling interest shall be reported in the statement of financial position within equity.

Under the terms of the Exchange Agreements, all non-controlling interests shares of the Subsidiary (“Subsidiary Shares”) are convertible into Series B, C, or D Preferred Stock of the Company, or to common stock of the Company, at the option of the holder (a voluntary exchange) or mandatorily upon the occurrence of a Mandatory Exchange Event, as defined in the Exchange Agreements.

The Company classified as “Temporary Equity” the Series A, B, C, and D Preferred Stock in accordance with ASC 480-10-S99-3A, which requires equity securities to be redeemed, should result in those securities being classified outside of permanent equity. The redemption terms of the Preferred Stock were analyzed and the Company concluded that the Preferred Stock is redeemable at the option of the holder in the event of a change in control and should be presented outside of permanent equity, but not as a liability.

The Company then analyzed the Subsidiary Shares conversion terms to identify the underlying securities which they may be convertible into (Series B, C, and D Preferred Stock or Common). The Company has determined that the classification of the Subsidiary Shares (non-controlling interests) should follow the classification of the underlying securities into which conversion may occur and has presented the non-controlling interests outside of permanent equity, but as a part of Temporary Equity, consistent with the classification of the underlying securities.

The Company allocated the proceeds from the issuance of convertible preferred stock during 2006-2011, following the pre-codification guidance under Staff Accounting Bulletin No. 51 (“SAB 51”). In applying the guidance of SAB 51 to the sale of the Subsidiary Shares, the SEC requires that the difference between the carrying amount of the Company’s investment in the Subsidiary and the underlying net book value of the Subsidiary after the stock issuance transaction by the Subsidiary be reflected as a capital transaction as an adjustment to additional paid in capital, if the presumption is overcome as to impairment of the Company’s total investment in the Subsidiary. The Company has determined that these transactions did not result in an indication of impairment of its investment in the Subsidiary. In consolidation, these transactions resulted in a cumulative gain of approximately $63,000 for the Company, which is recorded in additional paid in capital. This gain represents the excess of the offering price over the carrying amount per share the Company’s investment in the Subsidiary at the time of sale.

Notes to Consolidated Financial Statements

6. Debt, page F-17

37.	Please revise your disclosure to clarify how a sale of the Company is defined in the 2012 and 2013 Notes and whether the initial public offering is considered a sale. Based on your pro forma presentations in summary financial data and capitalization it appears that the Notes will convert upon the initial public offering. Disclose if the notes will be repaid from the proceeds of this offering or will convert upon the IPO. If the Notes will convert disclose the accounting treatment of the conversion into shares of preferred stock.

12

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised its disclosure in Note 6 to reflect the terms of a sale of the Company as defined in the 2012 and 2013 Notes as follows:

"Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholder of the Company immediately prior to such consolidation, -merger. or reorganization, continue to hold at least a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; if any transaction or series of related transactions to which the Company is a party in-which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company ", or any successor or indebtedness of the Company is cancelled or converted or a combination thereof or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

On June 6, 2014, the Company amended the 2012 Notes and the 2013 Notes, whereby the Noteholders agreed to convert the 2012 and 2013 Notes into the Company’s common stock upon the consummation of an initial public offering of its common stock. The Company will determine the final accounting upon conversion of the 2012 and 2013 Notes under ASC 470-60 - Troubled Debt Restructuring by Debtors.

The pro forma presentation includes the assumed conversion of the 2012 and 2013 Notes as amended on June 6, 2014, upon consummation of the initial public offering.

15. Subsequent Events, page F-26

38.	Please revise to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.

Response of the Company:

The Company acknowledges the Staff’s Comment and has amended its disclosure on pages F-28 and F-45 to disclose the date through which subsequent events have been evaluated and the date the financial statements were issued or available to be issued under ASC 855-10-50-1.

13

The Company acknowledges that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

This Letter responds to all Comments contained in the Comment Letter. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (781) 788-9043 or our attorney, J. Fraser Collin, at (617) 345-3791. Thank you for your assistance.

Sincerely,

Eyegate Pharmaceuticals, Inc.

/s/ Stephen From

Stephen From

President and Chief Executive Officer

cc: J. Fraser Collin, Esq., Burns & Levinson LLP

14